Exhibit 99.1

Scotiabank Announces Dividend on Common Shares

TORONTO, March 8 /CNW/ - Scotiabank today declared a dividend on the outstanding shares of the Bank for the quarter ending April 30, 2011, as follows, Payable on April 27, 2011 to shareholders of record at the close of business on April 5, 2011:

Common Shares

    <<
    - Dividend No. 567      of $0.52 per share;
    >>

Non-Cumulative Preferred Shares

    <<
    - Series 12, Dividend No. 51    of $0.328125 per share;
    - Series 13, Dividend No. 24    of $0.30 per share;
    - Series 14, Dividend No. 17    of $0.28125 per share;
    - Series 15, Dividend No. 16    of $0.28125 per share;
    - Series 16, Dividend No. 14    of $0.328125 per share;
    - Series 17, Dividend No. 13    of $0.35 per share;
    - Series 18, Dividend No. 12    of $0.3125 per share;
    - Series 20, Dividend No. 12    of $0.3125 per share;
    - Series 22, Dividend No. 10    of $0.3125 per share;
    - Series 24, Dividend No. 9     of $0.3906 per share;
    - Series 26, Dividend No. 9     of $0.390625 per share;
    - Series 28, Dividend No. 9     of $0.390625 per share;
    - Series 30, Dividend No. 4     of $0.240625 per share;
    - Series 32, Dividend No. 1     of $0.21541 per share.
    >>

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

%CIK: 0000009631

For further information: Peter Slan, Senior Vice-President, Investor Relations, (416) 933-1273; Patty Stathokostas, Scotiabank Media Communications, (416) 866-3625

CO: Scotiabank - Financial Releases

CNW 07:56e 08-MAR-11